TEMBEC INC.
MATERIAL CHANGE REPORT
Form 51-102F3
ITEM 1:	NAME AND ADDRESS OF COMPANY
TEMBEC INC.
800 René-Lévesque Blvd West, Suite 1050
Montréal, Québec
H3B 1X9
ITEM 2:	DATE OF MATERIAL CHANGE
December 5, 2006
ITEM 3:	NEWS RELEASE
A press release was issued by Tembec Inc. (the “Company”) on December 5, 2006 through the services of Canada NewsWire.
ITEM 4:	SUMMARY OF MATERIAL CHANGE
Tembec announced the permanent closure of its market pulp mill located in
Smooth Rock Falls, Ontario. The mill had been indefinitely idled at the end of July
2006. After a thorough analysis of the current situation, the Company has concluded that a sustainable and secure long-term operation at this site is not possible. A total of 185 unionized employees and 44 staff will be affected.
ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
See press release attached hereto.
ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL
INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
None.

ITEM 8:	EXECUTIVE OFFICER
The following executive officer of Tembec is knowledgeable about the material change and this report:
Antonio Fratianni
Vice President, General Counsel and Secretary
(514) 871-0137
ITEM 9:	DATE OF REPORT
Dated at Montréal, this 5th day of December, 2006.